Exhibit 99.1

Glass Lewis Joins ISS in Recommending That Caesarstone’s Shareholders Vote “FOR”
Caesarstone’s Entire Slate of Director Nominees and “AGAINST” the Kibbutz’s Nominees on the
WHITE Proxy Card

Both Leading Independent Proxy Advisory Firms Recommend That Shareholders Vote “FOR” ALL of
Caesarstone’s Nominees and DO NOT Vote the Kibbutz’s GOLD Proxy Card

NOVEMBER 20, 2015, MP MENASHE, Israel — (BUSINESS WIRE) — Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (“Caesarstone” or the “Company”) today announced that Glass Lewis & Co. (“Glass Lewis”), a leading independent proxy advisory firm, has recommended to its clients that shareholders vote “FOR” all of Caesarstone’s director nominees – Moshe Ronen, Shachar Degani, Amihai Beer, Amit Ben Zvi, Ronald Kaplan, Yonatan Melamed and Ofer Tsimchi – and “AGAINST” the director nominees of Kibbutz Sdot-Yam (the “Kibbutz”) – Amnon Dick and Yitzhak (Itzick) Sharir – on the WHITE proxy card. Glass Lewis also specifically recommended that shareholders DO NOT vote the GOLD proxy card of the Kibbutz. The Company’s annual general meeting will be held on December 3, 2015.

Glass Lewis is a leading independent proxy advisory firm with a global client base of over 1,200 clients that collectively manage more than $20 trillion in assets. Glass Lewis provides research and advisory services to institutional investors with respect to voting decisions by assessing governance, business, legal, political and accounting risks at public companies in 100 different countries.

In rejecting the Kibbutz’s argument as unpersuasive, Glass Lewis concluded in its comprehensive analysis that the Kibbutz’s nominees appear to lack executive or public director experience relevant to the Company’s profile, and further indicated that the Kibbutz is already adequately represented on the Company’s board of directors.

The Company is very pleased that both Glass Lewis and ISS, the two leading independent proxy advisory firms, have carefully reviewed the voting alternatives and both have recommended that shareholders vote “FOR” all of Caesarstone’s nominees and “AGAINST” the Kibbutz’s nominees on the WHITE proxy card. As the Company has stated consistently, the Company does not believe that either of the Kibbutz’s nominees would bring relevant insights, perspectives, skills or competencies not already present among the current members of the Company’s board of directors.

Caesarstone shareholders are again reminded that their vote is extremely important, no matter how many or how few shares they own. All shareholders of record as of November 3, 2015 are entitled to vote at the 2015 annual general meeting of shareholders. Caesarstone urges shareholders to follow Glass Lewis’s and ISS’s recommendations and to vote “FOR” ALL of Caesarstone’s director nominees – Moshe Ronen, Shachar Degani, Amihai Beer, Amit Ben Zvi, Ronald Kaplan, Yonatan Melamed and Ofer Tsimchi – and “AGAINST” the Kibbutz’s director nominees – Amnon Dick and Yitzhak (Itzick) Sharir – on the WHITE proxy card today.

If shareholders have questions or need assistance in voting their shares for the upcoming annual general meeting, they may contact Morrow & Co., Caesarstone’s proxy solicitor. Morrow & Co. can be reached by dialing +203-658-9400 or toll-free within the United States at 800-662-5200, or via e-mail at CSTE@morrowco.com.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone’s inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone’s four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading “Risk Factors” in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contacts

ICR, Inc.
James Palczynski, +1-203-682-8229
Partner